Exhibit 12.1

Tornier N.V.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three months ended		Fiscal years ended
	March 31, 2013	April 1, 2012	December 30, 2012	January 1, 2012	January 2, 2011	December 27, 2009	December 28, 2008
Earnings:
Loss before income taxes	$(6,898)	$(176)	$(32,679)	$(38,880)	$(44,630)	$(70,099)	$(39,404)
Fixed charges to add to earnings:
Interest expense	2,218	487	3,733	4,326	21,805	19,917	11,381
Rent interest factor [1]	262	260	1,429	1,167	1,100	1,222	1,131

Total fixed charges	2,480	747	5,162	5,493	22,905	21,139	12,512
Earnings before income taxes and fixed charges	$(4,418)	$571	$(27,517)	$(33,387)	$(21,725)	$(48,960)	$(26,892)
Ratio of earnings to fixed charges[2]	—	—	—	—	—	—	—

[1]	Approximately one-third of rental expense is deemed representative of the interest factor
[2]	For the three months ended March 31, 2013 and April 1, 2012, we had no earnings and are therefore unable to calculate the ratio of fixed charges to earnings. Our earnings for those periods were insufficient to cover fixed charges by $6.9 million and $0.2 million, respectively. For the years ended December 30, 2012, January 1, 2012, January 2, 2011, December 27, 2009 and December 28, 2008, we had no earnings and are therefore unable to calculate the ratio of fixed charges to earnings. Our earnings for those periods were insufficient to cover fixed charges by $32.7 million, $38.9 million, $44.6 million, $70.1 million, and $39.4 million, respectively.